Exhibit 99.1

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE to privatize affiliate Bell Aliant

•	BCE, which already controls Bell Aliant, is acquiring the interest of public minority shareholders in Bell Aliant for a total consideration of approximately $3.95 billion; public minority shareholders to receive cash and BCE common equity for a combined value of $31 per share; transaction unanimously recommended by independent Bell Aliant directors

•	Bell Aliant will continue to serve customers in New Brunswick, Newfoundland and Labrador, Nova Scotia, and Prince Edward Island from its Halifax headquarters

•	BCE continuing significant investments in broadband wireline and wireless networks, service and employment across Atlantic Canada: $2.1 billion in capital investment planned over the next 5 years

•	Bell Aliant regional telecom operations in rural Ontario and Québec to continue to benefit from BCE investments in broadband networks, data hosting and service initiatives

•	Bringing Bell Aliant fully into BCE improves operating and capital investment efficiencies for Bell Aliant and Bell Canada brands; strong free cash flow accretion supports BCE’s broadband investment strategy and dividend growth objective

MONTRÉAL and HALIFAX, July 23, 2014 – BCE Inc. (TSX, NYSE: BCE) and Bell Aliant Inc. (TSX: BA) today announced that BCE will privatize Bell Aliant by acquiring the interest of its affiliate’s public minority shareholders, while supporting Bell Aliant’s ongoing growth and competitiveness with significant investments in Atlantic Canada infrastructure and employment.

“Bell Aliant is a core part of BCE’s national communications operations alongside Bell Canada. Privatizing Bell Aliant enhances our broadband investment strategy and capital markets objectives while delivering great value to the public minority shareholders who have supported Bell Aliant’s success,” said George Cope, President and CEO of BCE Inc. and Bell Canada. “In line with our investment-focused strategic imperatives, BCE looks forward to continuing network and service innovation to benefit consumers and business customers across Bell Aliant’s territory.”

“This transaction is a next logical step for Bell Aliant,” said Edward Reevey, lead independent director of Bell Aliant. “A Special Committee of independent directors of Bell Aliant has conducted a thorough review of the offer and has unanimously concluded that the transaction provides attractive value to Bell Aliant’s public minority shareholders, while also providing them with an opportunity to participate in the future growth of BCE. For these and other reasons, which will be more fully detailed in the directors’ circular, the independent members of the Board of Directors unanimously resolved to recommend that shareholders accept the offer.”

“I am proud of what the team at Bell Aliant has accomplished over the last several years,” said Karen Sheriff, President and CEO of Bell Aliant. “Solid execution has positioned Bell Aliant to deliver even more value to our customers and shareholders through this transaction. As a result of the privatization, Bell Aliant will be able to combine its product and service strength, and cost management skills, with the world class communications networks and operations of Bell

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Canada, delivering even more value to our customers. Furthermore, Bell Aliant’s heritage of delivering value to its customers through technological innovation and strong local presence will be further strengthened by the full backing of BCE. This support will ensure that Bell Aliant maintains its leadership position as the leading customer-focused communications service provider in the markets we serve.”

The transaction enhances Bell Aliant’s ability to invest and serve customers in the Atlantic marketplace from its Halifax headquarters with further development in broadband Internet and TV services, new bundling opportunities, and next generation business services including data hosting and cloud computing.

BCE plans capital investment of $2.1 billion across Atlantic Canada over the next 5 years to enable the continued rollout of broadband wireline and wireless for consumers and business users. BCE will also continue to invest in world-leading broadband services for consumers and business customers in rural areas of Ontario and Québec currently managed by Bell Aliant. Bell Aliant’s FibreOPTM broadband fibre-to-the-home network is expected to reach 1 million premises across the Bell Aliant territory by the end of the year, delivering lightning fast Internet, the best digital TV experience and a range of business services.

BCE also today announced that the next phase of its massive national buildout of mobile 4G LTE service will be in Atlantic Canada, with more than 100 additional small towns and rural locations across the region to benefit from enhanced mobile service by the end of 2015. Additionally, Bell announced the acquisition of 2 new call centres in New Brunswick to improve customer service and bring 700 more jobs into the Bell team.

Financial and operating benefits of the transaction

BCE already controls Bell Aliant and is acquiring the remaining approximately 127.5 million common shares that are owned by the public minority shareholders. Results for Bell Aliant are already consolidated within BCE’s public financial and operational reporting alongside the results of Bell Canada. Bringing Bell Aliant wholly into BCE simplifies the company’s structure, eliminating redundant public company costs and increasing overall operational efficiency.

“Privatizing Bell Aliant within BCE supports our dividend growth model and capital investment strategies, while maintaining a strong balance sheet and strong investment-grade credit ratings with significant financial flexibility,” said Siim Vanaselja, BCE’s Chief Financial Officer. “As one of the best-run telco operators in North America, Bell Aliant enhances our EBITDA (earnings before interest, tax, depreciation, and amortization) margin, EPS (earnings per share) and FCF (free cash flow), generating attractive synergies to support BCE’s ongoing investment in communications growth services.”

BCE expects annual run-rate FCF accretion after common dividends of approximately $200 million a year. With the elimination of Bell Aliant public company expenses and other duplicative costs, BCE expects to generate approximately $100 million in pre-tax annual synergies.

Details of the transaction

Unanimously recommended to public minority shareholders by all the independent directors of Bell Aliant, the transaction will be completed by way of a formal tender offer through which common shareholders can elect to receive either (a) $31 in cash, (b) 0.6371 of a BCE common share, or (c) $7.75 in cash and 0.4778 of a BCE common share. Public minority shareholders

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electing alternative (a) or (b) will be subject to pro-ration such that the aggregate consideration will be paid 25% in cash and 75% in BCE common shares. The share consideration is based on BCE’s 10-day volume weighted average price of $48.66.

Creating both immediate and long-term value for Bell Aliant public minority shareholders, the transaction represents a valuation multiple of 8.3x LTM (last 12 months) EBITDA and an 11.6% premium to Bell Aliant’s 20-day volume weighted average price of $27.78.

The regular quarterly dividend that would have been payable on Bell Aliant common shares on October 6, 2014 will not be declared by Bell Aliant.

Taxable Canadian shareholders who receive BCE shares as consideration under the offers will generally be entitled to a roll-over to defer Canadian taxation on capital gains.

BCE will fund the cash component of the transaction from available sources of liquidity and will issue approximately 61 million common shares for the equity portion of the transaction, which offers Bell Aliant public minority shareholders access to BCE’s superior dividend growth potential. The BCE dividend has been increased 10 times, representing an aggregate increase of 69%, since Q4 2008 and currently delivers an approximate 5% yield. When the transaction is completed, Bell Aliant public minority shareholders will own approximately 7% of pro forma BCE common equity.

The Special Committee received opinions from its financial advisors Scotia Capital Inc. and Barclays Capital Canada Inc. that, subject to the assumptions, limitations and qualifications set out in such opinions, the consideration offered by BCE is fair from a financial point of view to Bell Aliant public minority shareholders. As independent valuator, Barclays has concluded that, subject to the assumptions, limitations and qualifications set out in its valuation, as of July 22, 2014, the fair market value of the Bell Aliant common shares is in the range of $27.00 to $31.50 per common share. The Special Committee unanimously determined that the offer is fair to Bell Aliant public minority shareholders and, on the Special Committee’s recommendation, the Board of Directors of Bell Aliant is recommending that public minority shareholders accept the offer and tender their common shares to the offer.

BCE expects the privatization transaction to be completed by November 30, 2014, subject to more than 50% of Bell Aliant common shares held by public minority shareholders being tendered to the offer, notification under the Competition Act, and other conditions set forth in the support agreement, a copy of which is available under Bell Aliant’s SEDAR profile at www.sedar.com. CRTC and Industry Canada approvals are not required because there is no change in control of Bell Aliant, and no transfers of wireless spectrum licences.

BCE will also offer holders of preferred shares of Bell Aliant Preferred Equity Inc. (Prefco) the opportunity to exchange their Prefco preferred shares for BCE preferred shares with the same financial terms as the existing Prefco preferred shares, subject to terms and conditions of the offer. Completion of the Bell Aliant privatization is not conditional upon completion of the preferred share exchange.

The Special Committee of the independent directors of Prefco has unanimously determined that the preferred share offer is fair to preferred shareholders and, on the Special Committee’s recommendation, the Board of Directors of Prefco is recommending that shareholders accept

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the offer and tender their preferred shares. The Special Committee has received an opinion from Scotia Capital that, subject to the assumptions, limitations and qualifications set out in such opinion, the consideration to be received pursuant to the BCE preferred shares offer is fair from a financial point of view to the preferred shareholders. Completion of the preferred share exchange offer is conditional upon completion of the common share offer, holders of at least two-thirds of the outstanding preferred shares tendering their preferred shares to the offer, and the other conditions set forth in the support agreement.

The offers are expected to be commenced in mid-August and to expire in the second half of September. Tender offer circulars containing the full details of the common share offer and the preferred share offer (together with directors’ circulars for each offer) and other related documents setting forth full details of the terms and conditions of the offers will be mailed to shareholders.

US holders of securities of Bell Aliant and Prefco should see the information under “Notice to US Securityholders” below.

Call with financial analysts

A conference call for financial analysts will be held today at 8:00 am ET. To participate, please dial (416) 340-2218 or toll-free 1-866-223-7781 shortly before the start of the call. A replay will be available for one week by dialing (905) 694-9451 or toll-free 1-800-408-3053 and entering passcode 2896556.

A live audio webcast of the conference call will be available on BCE’s and Bell Aliant’s websites. The mp3 file will be available for download on this page later in the day.

Caution concerning forward-looking statements

Certain statements made in this news release are forward-looking statements, including, but not limited to, statements relating to the proposed acquisition by BCE of all of the issued and outstanding common shares of Bell Aliant that it does not already own (the “Proposed Privatization”) and the proposed exchange of all of the issued and outstanding preferred shares of Prefco for BCE preferred shares (the “Proposed Preferred Share Exchange” and, together with the Proposed Privatization, the “Proposed Transactions”), including satisfaction of the conditions to the Proposed Transactions, the expected timing of the Proposed Transactions, certain strategic and financial benefits (including expected synergies and free cash flow accretion) and operational, competitive and cost efficiencies expected to result from the Proposed Privatization, the expected sources of funding of the Proposed Privatization, the nature and value of investments expected to be made in Atlantic Canada over the next 5 years, BCE’s common share dividend yield, our network deployment plans, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

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Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of July 23, 2014 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after July 23, 2014. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of giving information about the Proposed Transactions and their expected impacts. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the Proposed Transactions is subject to certain conditions including, in the case of the Proposed Privatization, that a sufficient percentage of common shares of Bell Aliant, and in the case of the Proposed Preferred Share Exchange, that a sufficient percentage of preferred shares of Prefco, are deposited by the holders thereof to BCE’s offers. In addition, the Proposed Preferred Share Exchange is conditional upon the successful completion of the purchase by BCE of Bell Aliant’s common shares pursuant to the Proposed Privatization. The completion of the Proposed Transactions and achievement of the expected strategic and financial benefits and the competitive, operational and cost efficiencies are also subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, any required regulatory approvals or notifications. Accordingly, there can be no assurance that the Proposed Transactions will occur, or that they will occur on the terms and conditions contemplated in this news release. In addition, there can be no assurance that the strategic and financial benefits and the competitive, operational and cost efficiencies expected to result from the Proposed Transactions will be fully realized. The Proposed Transactions could be modified, restructured or terminated.

The value of investments expected to be made in Atlantic Canada over the next 5 years assumes that investments will continue at current levels. However, there can be no assurance that such investment levels will be maintained with the result that the value of actual investments made in Atlantic Canada could materially differ from current expectations. For additional information on assumptions and risks underlying certain of the forward-looking statements made in this news release, please consult BCE’s 2013 annual MD&A dated March 6, 2014 (included in the BCE 2013 Annual Report), as updated in BCE’s 2014 first quarter MD&A dated May 5, 2014, as well as BCE’s press release dated May 6, 2014 announcing its 2014 first quarter results, filed with the Canadian securities regulatory authorities and with the US Securities and Exchange Commission (SEC), and which are also available on BCE’s website at BCE.ca.

The terms “EBITDA”, “EBITDA Margin” and “free cash flow” used in this news release are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. Refer to the section “Non-GAAP Financial Measures” in BCE’s 2014 First Quarter MD&A for a definition of, and more details on, these measures.

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Notice to U.S. Securityholders

The exchange offers contemplated by this press release are for the securities of a Canadian company. The offers will be subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included or incorporated by reference in the offer documents, if any, will have been prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since BCE is located in Canada, and some or all of its officers and directors may be residents of Canada. You may not be able to sue a Canadian company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that BCE or its affiliates may purchase securities otherwise than under the planned exchange offers, such as in open market or privately negotiated purchases. This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities of BCE, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. BCE will file a registration statement with the SEC in respect of the exchange offer for Bell Aliant’s common shares and will file a registration statement with the SEC in respect of the exchange offers for each class of preferred shares of Prefco to the extent an exemption from registration is not available. This press release is not a substitute for the registration statement(s) that BCE will file with the SEC or any other documents that it may file with the SEC or send to shareholders in connection with the proposed transactions. BEFORE MAKING ANY DECISIONS IN RESPECT OF THE OFFERS, SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT(S) AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. You will be able to obtain a free copy of the registration statement(s), as well as other filings containing information about BCE, at the SEC’s Internet site (SEC.gov).

About Bell Aliant

Bell Aliant (TSX: BA) is one of North America’s largest regional communications providers and the first company in Canada to cover an entire city with fibre-to-the-home (FTTH) technology with its FibreOP™ services. Through its operating entities, it serves customers in six Canadian provinces with innovative information, communication and technology services including voice, data, Internet, video and value-added business solutions. Bell Aliant’s employees deliver the highest quality of customer service, choice and convenience. For more information, please visit BellAliant.ca.

About BCE

BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels. To learn more, please visit BCE.ca.

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Bell Let’s Talk promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara’s Big Ride for Bell Let’s Talk and Bell Let’s Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

BCE

Jean Charles Robillard

(514) 870-4739

jean_charles.robillard@bell.ca

Bell Aliant

Jennifer MacIsaac

(902) 225-3704

jennifer.macIsaac@bellaliant.ca

Investor inquiries:

BCE

Thane Fotopoulos

(514) 870-4619

thane.fotopoulos@bell.ca

Bell Aliant

Zeda Redden

Toll-free: (877) 487-5726

zeda.redden@bellaliant.ca

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